Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
The following is a summary of characteristics of the capital stock of Harbor Diversified, Inc., as set forth in our Amended and Restated Certificate of Incorporation, as amended (the “Charter”), and our Amended and Restated Bylaws, as amended (the “Bylaws”). The summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter, a copy of which has been filed as Exhibit 3.1 to the Annual Report, and to our Bylaws, a copy of which has been filed as Exhibit 3.3 to the Annual Report. Please refer to our Charter and Bylaws, and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for additional information.
References to “we,” “us,” “our” or the “Company” refer to Harbor Diversified, Inc. Unless indicated otherwise, all information is provided as of the date of filing of the Annual Report on Form 10-K (the “Annual Report”) to which this document is filed as an exhibit.
General
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share (“common stock”), and 10,000,000 shares of preferred stock, par value $0.01 per share (“preferred stock”), of which (i) 2,000,000 shares were designated Series A Preferred Stock (the “Series A Preferred”), (ii) 300,000 shares were designated Series B Junior Participating Preferred Stock (“Series B Preferred”), and (iii) 4,000,000 shares were designated Series C Convertible Redeemable Preferred Stock (“Series C Preferred”).
Common Stock
Our Charter authorizes the issuance of up to 100,000,000 shares of common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. As of December 31, 2025, there were 71,981,140 shares of our common stock issued, and 58,493,761 shares of our common stock outstanding.
The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our Charter does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Our common stock is not entitled to preemptive rights, and is not subject to redemption. There are no sinking fund provisions applicable to our common stock. Our common stock is not convertible into any other shares of our capital stock.
Preferred Stock
Pursuant to the terms of our Charter, our board of directors was initially authorized, subject to limitations prescribed by the DGCL, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders.
As of December 31, 2025, (i) all 2,000,000 shares of the Series A Preferred have been converted into shares of our common stock and may not be reissued as authorized shares of preferred stock, (ii) all 300,000 shares of the

Series B Preferred remain authorized as none have been issued, and (iii) all 4,000,000 shares of the Series C Preferred have been converted into shares of our common stock and/or redeemed for cash and were returned to the pool of authorized but unissued shares of preferred stock. Please refer to the section titled “--Series C Convertible Redeemable Preferred Stock for additional information.
As a result of the prior conversion of 2,000,000 shares of the Series A Preferred, and the determination that such shares may not be reissued as authorized shares of preferred stock, our board of directors continues to be authorized to issue up to 8,000,000 shares of preferred stock.
Series C Convertible Redeemable Preferred Stock
On January 17, 2020, we filed a Certificate of Designations, Preferences, and Rights of Series C Convertible Redeemable Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware, establishing the rights, preferences, privileges, qualifications, restrictions and limitations relating to 4,000,000 shares of the Series C Preferred. The Series C Preferred ranked senior to our common stock and any other class or series of capital stock, with respect to rights to dividends, distributions, redemptions and payments upon the liquidation, dissolution and winding up of the Company. Holders of the Series C Preferred had the right to vote with holders of our common stock on an as-converted basis on all matters, subject to such limitations as set forth in the Certificate of Designations. Each share of the Series C Preferred was convertible at the option of its holder into shares of our common stock. The number of shares of our common stock that the Series C Preferred was convertible was determined by dividing the Series C Liquidation Amount by the Conversion Price on the date of conversion. The Conversion Price was initially $0.80, subject to adjustment. The Conversion Price was subsequently adjusted to be $0.15091 consistent with the terms of the Certificate of Designations. The Series C Liquidation Amount was initially equal to $3.30, subject to adjustment, plus all accrued but unpaid Preferential Dividends, Conversion Cap Excess Dividends, and any other accrued but unpaid dividends on such share of Series C Preferred. The Series C Preferred was convertible into a maximum of 16,500,000 shares of our common stock.
On June 28, 2024, 754,550 shares of Series C Preferred were converted into 16,500,000 shares of our common stock, and the remaining 3,245,450 shares (i.e., Conversion Cap Excess Shares) were redeemed for $10,710,000. As a result of the conversion and redemption, no shares of Series C Preferred were outstanding as of December 31, 2025.
Capitalized terms used but not defined in this section have the meanings given to them in the Certificate of Designations, which is filed as Exhibit 3.2 to the Annual Report.
Warrants
We have not issued any warrants to acquire shares of our common stock or other shares of our capital stock.
Stock Options
We have not issued any stock options or other equity awards to acquire shares of our common stock or other shares of our capital stock. We have not adopted an equity incentive plan or stock option plan (or similar plan) although we reserve the right to adopt this type of plan in the future.
Limitations on Director and Officer Liability
The DGCL authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Charter and Bylaws include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of officers and directors for monetary damages for actions taken as a director or officer, as the case may be. Our Charter and Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL.
The DGCL’s limitation on the elimination of director liability is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) result in a director deriving an improper personal benefit (such as a financial profit or other advantage to which the director was not legally entitled), or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases.
We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We have also entered into indemnification agreements with our directors and executive officer, the form of which has been filed as Exhibit 10.1 to the Annual Report.
The limitation of liability and indemnification provisions in our Charter and Bylaws may discourage stockholders from bringing a lawsuit against officers and directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit the Company and our stockholders. In addition, an investment in our common stock may be adversely affected to the extent that we pay the costs of settlement and damages awards against officers and directors pursuant to these indemnification provisions.
Provisions of Our Charter and Bylaws and Delaware Law That May Have an Anti-Takeover Effect
Provisions of the DGCL, and our Charter and Bylaws, could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of the Company that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.
Advance Notification of Stockholder Meetings
Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be properly brought before a stockholder meeting, a stockholder must comply with advance notice procedures and provide us with certain information. Our Bylaws allow our board to adopt rules and regulations for the conduct of stockholder meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed.
Special Stockholder Meetings
Our Bylaws provide that special meetings of the stockholders may be called only by the chairman of our board, the chief executive officer, a majority of our board or the written request of holders of at least 25% of the voting power of the then-outstanding shares of voting stock of the Company, entitled to vote at an election of directors. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.
No Cumulative Voting
The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our Charter does not provide for cumulative voting.
Size of Board and Vacancies
Our Charter and Bylaws provide that the exact number of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors, and any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, will generally be filled by a majority of our board of directors then in office, although such vacancies may also be filled by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of voting stock of the Company, entitled to vote at an election of directors.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use additional shares for a variety of corporate purposes, including one or more investments or acquisitions, raising additional capital, the adoption of equity incentive plans, or other strategic purposes. As discussed above, our board of directors has the authority to determine the number of authorized shares, and to fix the designation, powers, preferences and rights, of each series of preferred stock, in each case without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.
Five-Percent Stockholder Transfer Restrictions
Our Charter generally restricts any direct or indirect transfers of our common stock if the effect would be to (i) increase the direct or indirect ownership of our common stock by any person or group from less than 5.0% to 5.0% or more of our common stock; or (ii) increase the percentage of our common stock owned directly or indirectly by a person or group owning or deemed to own 5.0% or more of our common stock.
Exclusive Forum Clause
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to the Company or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our Charter or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware.